1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                               Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                               No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 29, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

FOR IMMEDIATE RELEASE

2Q10	Quarterly Management Report July 29, 2010
CONTACT
Elizabeth Sun
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085
Topics in This Report
•	Revenue Analysis
•	Profit & Expense Analysis
•	Financial Condition Review
•	Cash Flow
•	CapEx & Capacity
•	Recap of Recent Important Events & Announcements
Operating Results Review:
Summary:

(Amounts are on consolidated basis and are in NT billions except otherwise noted)	2Q10	1Q10	2Q09	QoQ	YoY
EPS (NT$ per common share)	1.55	1.30	0.94	19.7%	65.0%
(US$ per ADR unit)	0.24	0.20	0.14

Consolidated Net Sales	104.96	92.19	74.21	13.9%	41.4%
Gross Profit	51.93	44.19	34.30	17.5%	51.4%
Gross Margin	49.5%	47.9%	46.2%

Operating Expense	(11.46)	(10.06)	(9.17)	13.9%	25.0%
Operating Income	40.47	34.13	25.13	18.6%	61.1%
Operating Margin	38.6%	37.0%	33.9%
Non-Operating Items	1.94	1.18	1.26

Net Income	40.28	33.66	24.44	19.7%	64.8%
Net Profit Margin	38.4%	36.5%	32.9%

Wafer Shipment (kpcs 8 inch-equiv.)	2,927	2,547	1,971	14.9%	48.5%
Note: Total outstanding shares were 25,905mn units on 6/30/10
Financial Highlights:
Second Quarter 2010
•	Consolidated net sales were NT$104.96 billion, representing a 13.9% increase from NT$92.19 billion in 1Q10 and a 41.4% increase from NT$74.21 billion in 2Q09.

•	Gross margin was 49.5%, up 1.6 percentage points from 1Q10, and up 3.3 percentage points from 2Q09.

•	Operating margin was 38.6%, 1.6 percentage points higher than 1Q10 and 4.7 percentage points higher than 2Q09.

•	Non-operating income and long-term investment combined were a gain of NT$1.94 billion, compared to a gain of NT$1.18 billion in 1Q10, and NT$1.26 billion in 2Q09.

•	Consolidated net income attributable to shareholders of the parent company was NT$40.28 billion, up 19.7% from 1Q10. Net profit margin was 38.4% and diluted EPS was NT$1.55.

TSMC
July 29, 2010	Page 2
I. Revenue Analysis
I. Wafer Sales Analysis

By Application	2Q10	1Q10	2Q09
Computer	29%	32%	26%
Communication	41%	39%	42%
Consumer	15%	14%	18%
Industrial/Others	15%	15%	14%

By Technology	2Q10	1Q10	2Q09
40/45nm	16%	14%	1%
65nm	27%	27%	28%
90nm	16%	17%	23%
0.11/0.13um	13%	13%	13%
0.15/0.18um	17%	18%	23%
0.25/0.35um	8%	8%	9%
0.50um+	3%	3%	3%

By Customer Type	2Q10	1Q10	2Q09
Fabless/System	79%	77%	82%
IDM	21%	23%	18%

By Geography	2Q10	1Q10	2Q09
North America	66%	68%	65%
Asia Pacific	15%	15%	18%
China	3%	2%	3%
Europe	11%	11%	11%
Japan	5%	4%	3%
Revenue Analysis:
2Q10 revenue was NT$104.96 billion, representing a 14% increase from 1Q10. Consumer was the strongest with a 26% sequential growth. Communication and Industrial grew 22% and 14% from the prior quarter, respectively, while Computer related applications grew 1%.
In terms of technology, revenues from all geometries grew sequentially. 40/45nm continued ramping and reached 16% of total wafer sales in 2Q10, from 14% in 1Q10. The revenue mix of 65nm and 90nm remained stable at 27% and 16% of total wafer sales, respectively. Revenues from 0.13-micron and below represented 72% of total wafer sales.
Revenues from IDM customers grew 11% sequentially, representing 21% of total wafer sales in 2Q10, compared with 23% in 1Q10 and 18% in 2Q09.
Revenues from all geographic locations grew strongly from the last quarter. Customers based in North America accounted for 66% of total wafer sales, followed by Asia Pacific with 15%. Europe, Japan and China accounted for 11%, 5%, and 3% of total wafer sales, respectively.
II. Profit & Expense Analysis
II — 1. Gross Profit Analysis

(In NT billions)	2Q10	1Q10	2Q09
COGS	53.03	48.00	39.91
Depreciation	19.26	19.22	18.54
Other MFG Cost	33.77	28.78	21.37

Gross Profit	51.93	44.19	34.30

Gross Margin	49.5%	47.9%	46.2%
Gross Profit Analysis:
2Q10 gross margin reached 49.5%, up 1.6 percentage points from 1Q10, primarily due to higher capacity utilization and cost improvement, partially offset by an adverse inventory valuation adjustment under ROC SFAS No.10 and an increase in raw material costs.

TSMC
July 29, 2010	Page 3
II — 2. Operating Expenses

(In NT billions)	2Q10	1Q10	2Q09
Total Operating Exp.	11.46	10.06	9.17

SG&A	4.27	3.65	4.07

Research & Development	7.19	6.41	5.10
Total Operating Exp. as a % of Sales	10.9%	10.9%	12.3%
Operating Expenses:
Total operating expenses were NT$11.46 billion, representing 10.9% of 2Q10 net sales.
SG&A expenses increased NT$0.62 billion sequentially, in support of expanded business scale and activities.
Research and development expenditures were NT$0.78 billion higher compared with the prior quarter, reflecting a faster pace for the development of the most advanced technologies.
II — 3. Non-Operating Items

(In NT billions)	2Q10	1Q10	2Q09
Non-Operating Inc./(Exp.)	1.41	1.00	1.15
Net Interest Income/(Exp.)	0.33	0.32	0.56
Other Non-Operating	1.08	0.68	0.59

L-T Investments	0.53	0.18	0.11
SSMC	0.33	0.19	0.19
Others	0.20	(0.01)	(0.08)

Total Non-Operating Items	1.94	1.18	1.26
Non-Operating Items:
Total non-operating items were a gain of NT$1.94 billion for 2Q10.
Non-operating income was NT$1.41 billion, up NT$0.41 billion from 1Q10, primarily due to the absence of earthquake scrap loss in 1Q and higher disposal gain from financial assets.
Net investment gain was NT$0.53 billion, or NT$0.35 billion higher than the prior quarter, mostly due to business improvement among certain invested companies.
III. Financial Condition Review
III — 1. Liquidity Analysis
(Selected Balance Sheet Items)

(In NT billions)	2Q10	1Q10	2Q09
Cash & Marketable Securities	206.54	192.01	246.77
Accounts Receivable — Trade	48.06	39.77	33.38
Inventory	24.80	22.69	18.97
Total Current Assets	286.62	265.62	309.42
Short-term Loans	18.08	0.32	0.00
Accounts Payable	38.79	40.41	25.96
Dividends Payable	77.89	0.00	77.17
Accrued Employee Profit Sharing / Bonus	14.57	11.39	11.49
Accrued Liabilities and Others	16.94	26.06	15.01
Total Current Liabilities	166.27	78.18	129.63
Current Ratio (x)	1.7	3.4	2.4
Net Working Capital	120.35	187.44	179.79
Liquidity Analysis:
At the end of 2Q10, cash and marketable securities totaled NT$206.54 billion, up NT$14.53 billion from 1Q10.
Accounts receivable increased NT$8.29 billion, along with stronger business activities in 2Q10.
Inventory grew NT$2.11 billion sequentially, in preparation for the higher demand level in 3Q10.
Total current liabilities increased NT$88.09 billion, primarily attributed to the increase in cash dividends payable and an increase in short-term loans, partially offset by the reduction in accrued liabilities (tax payable).
Net working capital was NT$120.35 billion and current ratio was 1.7x.

TSMC
July 29, 2010	Page 4
III — 2. Receivable/Inventory Days

(In Number of Days)	2Q10	1Q10	2Q09
Days of Receivable	39	38	30
Days of Inventory	45	45	42
Receivable and Inventory Days:
Days of receivable increased by one day to 39 days in 2Q10, while days of inventory stayed flat at 45 days.
III — 3. Debt Service

(In NT billions)	2Q10	1Q10	2Q09
Cash & Marketable Securities	206.54	192.01	246.77
Interest-bearing Debt	31.96	14.18	15.57

Net Cash Reserves	174.58	177.83	231.20
Debt Service:
Net cash reserves, defined as cash and short-term marketable securities minus interest-bearing debt, decreased NT$3.25 billion to NT$174.58 billion in 2Q10. The decrease is mainly due to an increase of NT$17.76 billion in short-term loans, which more than offset the increase of NT$14.53 billion in cash and marketable securities. The purpose of the short-term loans was to hedge a portion of the company’s US dollar position.
IV. Cash Flow
IV — 1.1. Cash Flow Analysis

(In NT billions)	2Q10	1Q10	2Q09
Net Income	40.28	33.66	24.44
Depreciation & Amortization	21.13	21.00	20.05
Other Operating Sources/(Uses)	(12.48)	(8.63)	(19.97)
Total Operating Sources/(Uses)	48.93	46.03	24.52

Capital Expenditure	(52.72)	(46.14)	(7.42)
Marketable Financial Instruments	0.17	(3.64)	1.68
Long Term Investment	(1.62)	(6.23)	n.a
Other Investing Sources/(Uses)	(0.04)	(0.28)	(0.25)
Net Investing Sources/(Uses)	(54.21)	(56.29)	(5.99)

Proceeds from Short Term Loans	17.76	0.32	0.00
Other Financing Sources/(Uses)	(0.15)	(1.16)	(0.34)
Net Financing Sources/(Uses)	17.61	(0.84)	(0.34)

Net Cash Position Changes	12.33	(11.10)	18.19

Exchange Rate Changes & Others	0.36	(0.38)	(1.93)

Ending Cash Balance	172.49	159.80	239.52
Summary of Cash Flow:
Cash generated from operating activities totaled NT$48.93 billion during the quarter, up NT$2.90 billion from 1Q10, mainly due to an increase in net income, partially offset by an increase in net working capital.
Net cash used in investing activities totaled NT$54.21 billion, which mainly represents capital expenditures of NT$52.72 and a long-term investment of NT$1.62 billion in Stion.
Net cash generated in financing activities totaled NT$17.61 billion during the quarter, mainly due to the proceeds from the aforementioned short-term loans.
As a result, TSMC ended 2Q10 with a cash balance of NT$172.49 billion.

TSMC
July 29, 2010	Page 5
Operating and Free Cash Flows:
Free cash flow, defined as the excess of operating cash flows over capital expenditures, was negative NT$3.79 billion in 2Q10.
V. CapEx & Capacity
V — 1. Capital Expenditures

(In US millions)	1Q10	2Q10	YTD
TSMC	1,433	1,645	3,078
XinTec and GUC	2	4	6
TSMC China & WaferTech	8	7	15
Other TSMC Subsidiaries	1	1	2

Total TSMC	1,444	1,657	3,101
Capital Expenditures:
Capital expenditures for TSMC on a consolidated basis totaled US$1.66 billion in 2Q10.
Total capital expenditures in the first half of 2010 were US$3.10 billion.
V — 2. Capacity

	2009	1Q10	2Q10	3Q10	4Q10	2010
Fab / (Wafer size)	(A)	(A)	(A)	(F)	(F)	(F)
Fab-2 (6")(1)	1,121	254	236	255	255	1,000
Fab-3 (8")	1,150	267	282	300	300	1,149
Fab-5 (8")	599	139	144	141	141	564
Fab-6 (8")	1,154	269	280	282	282	1,113
Fab-8 (8")	1,066	247	253	254	255	1,009
Fab-12 (12")(2)	879	269	300	309	315	1,194
Fab-14 (12")(2)	958	261	299	357	395	1,313
WaferTech (8")	431	106	107	108	108	429
TSMC China (8")	531	132	134	145	147	557
TSMC total capacity (8" equiv. Kpcs)	9,695	2,497	2,680	2,872	2,974	11,023
SSMC (8")	259	69	69	69	69	276
Total managed capacity (8" equiv. Kpcs)	9,955	2,566	2,749	2,941	3,043	11,299

(1)	Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78

(2)	Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25
Capacity:
Due to continuing strong demand for TSMC’s advanced technologies, TSMC has accelerated its capacity expansion plan for 2010. Current capacity plan calls for an overall increase by 14% to 11,299 8-inch equivalent wafers, compared with 11,247 8-inch equivalent wafers planned in the last quarter. 12-inch wafer capacity will increase 36% in 2010 under the current plan.
Total managed capacity was 2,749K 8-inch equivalent wafers in 2Q10, increased by 7% from 2,566K in 1Q10.

TSMC
July 29, 2010	Page 6
VI. Recap of Recent Important Events & Announcements
•	TSMC Announces Automotive Qualified 0.25-Micron One-Time-Programmable IP (2010/06/30)

•	TSMC Sets July 6th as Common Share Ex-dividend Date (2010/06/21)

•	TSMC and Stion Sign Technology and Supply Agreement (2010/06/16)

•	TSMC Shareholders Approve NT$3.0 Cash Dividend and Sets July 12 as Record Date for Common Share Dividends (2010/06/15)

•	TSMC New Standard Cell Slim Library Reduces Logic Area 15% (2010/06/15)

•	TSMC Extends Open Innovation Platform™ and Unveils Three Immediate Design Enablement Initiatives (2010/06/07)

•	TSMC Announces 0.18-Micron Automotive Grade Embedded Flash IP (2010/05/27)

•	TSMC Board of Directors Approved Capital Appropriations to Expand Capacity and the Full Conversion of TSMC’s Common Shares into Paperless Form (2010/05/11)

•	TSMC Ships 600,000 0.25-Micron Automotive-Qualified Embedded Flash Wafers (2010/04/21)

•	TSMC Announces Move to 20nm Process (2010/04/14)

•	TSMC Delivers Interoperable EDA Formats for Advanced Process Technologies (2010/04/07)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Balance Sheets
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	June 30, 2010 (audited)			March 31, 2010 (unaudited)		June 30, 2009 (audited)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$5,344	$172,486	25.3	$159,800	25.5	$239,517	40.8	$12,686	7.9	$(67,031)	(28.0)
Investments in Marketable Financial Instruments	1,055	34,056	5.0	32,210	5.1	7,252	1.2	1,846	5.7	26,804	369.6
Accounts Receivable — Trade	1,489	48,062	7.1	39,771	6.3	33,384	5.7	8,291	20.8	14,678	44.0
Inventories	768	24,800	3.6	22,694	3.6	18,974	3.2	2,106	9.3	5,826	30.7
Other Current Assets	224	7,211	1.1	11,141	1.9	10,292	1.8	(3,930)	(35.3)	(3,081)	(29.9)

Total Current Assets	8,880	286,615	42.1	265,616	42.4	309,419	52.7	20,999	7.9	(22,804)	(7.4)

Long-term Investments	1,269	40,962	6.0	39,763	6.3	32,498	5.5	1,199	3.0	8,464	26.0

Properties, Plant and Equipment	32,930	1,062,915	156.1	1,012,982	161.6	881,897	150.1	49,933	4.9	181,018	20.5
Less: Accumulated Depreciation	(22,754)	(734,445)	(107.8)	(713,353)	(113.8)	(656,826)	(111.8)	(21,092)	3.0	(77,619)	11.8

Properties, Plant and Equipment, Net	10,176	328,470	48.3	299,629	47.8	225,071	38.3	28,841	9.6	103,399	45.9

Intangible and Other Assets	766	24,729	3.6	21,821	3.5	20,555	3.5	2,908	13.3	4,174	20.3

Total Assets	$21,091	$680,776	100.0	$626,829	100.0	$587,543	100.0	$53,947	8.6	$93,233	15.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term Loans	$560	$18,083	2.7	$318	—	$—	—	$17,765	5582.0	$18,083
Accounts Payables	398	12,867	1.9	11,626	1.9	10,105	1.7	1,241	10.7	2,762	27.3
Payables to Contractors and Equipment Suppliers	803	25,922	3.8	28,785	4.6	15,853	2.7	(2,863)	(9.9)	10,069	63.5
Accrued Expenses and Other Current Liabilities	3,362	108,504	15.9	36,501	5.9	103,363	17.6	72,003	197.3	5,141	5.0
Current Portion of Bonds Payable and Long-term Debts	28	889	0.1	945	0.1	309	0.1	(56)	(5.9)	580	187.8

Total Current Liabilities	5,151	166,265	24.4	78,175	12.5	129,630	22.1	88,090	112.7	36,635	28.3

Bonds Payable	139	4,500	0.7	4,500	0.7	4,500	0.8	—	—	—	—
Other Long-term Liabilities	407	13,138	1.9	11,849	1.9	16,060	2.7	1,289	10.9	(2,922)	(18.2)

Total Liabilities	5,697	183,903	27.0	94,524	15.1	150,190	25.6	89,379	94.6	33,713	22.4

Shareholders’ Equity Attributable to Shareholders of the Parent
Capital Stock at Par Value	8,026	259,050	38.0	259,038	41.3	258,964	44.1	12	0.0	86	0.0
Capital Surplus	1,721	55,567	8.2	55,531	8.9	55,331	9.4	36	0.1	236	0.4
Legal Capital Reserve (2)	2,672	86,239	12.7	77,317	12.3	77,317	13.2	8,922	11.5	8,922	11.5
Special Capital Reserve (2)	41	1,313	0.2	—	—	—	—	1,313		1,313
Unappropriated Earnings (2)	2,806	90,567	13.3	138,228	22.1	41,348	7.0	(47,661)	(34.5)	49,219	119.0
Treasury Stock	—	—	—	—	—	—	—	—		—
Others	(2)	(52)	—	(1,976)	(0.3)	801	0.1	1,924	(97.4)	(853)	(106.5)

Equity Attributable to Shareholders of the Parent	15,264	492,684	72.4	528,138	84.3	433,761	73.8	(35,454)	(6.7)	58,923	13.6
Minority Interests	130	4,189	0.6	4,167	0.6	3,592	0.6	22	0.5	597	16.6

Total Shareholders’ Equity	15,394	496,873	73.0	532,305	84.9	437,353	74.4	(35,432)	(6.7)	59,520	13.6

Total Liabilities & Shareholders’ Equity	$21,091	$680,776	100.0	$626,829	100.0	$587,543	100.0	$53,947	8.6	$93,233	15.9

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the rate of NT$32.278 as of June 30, 2010.

(2)	Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Consolidated Condensed Income Statements
For the Three Months Ended June 30, 2010, March 31, 2010, June 30, 2009
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	2Q 2010			1Q 2010		2Q 2009		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Net Sales	$3,299	$104,962	100.0	$92,187	100.0	$74,212	100.0	$12,775	13.9	$30,750	41.4
Cost of Sales	(1,667)	(53,036)	(50.5)	(48,002)	(52.1)	(39,916)	(53.8)	(5,034)	10.5	(13,120)	32.9

Gross Profit	1,632	51,926	49.5	44,185	47.9	34,296	46.2	7,741	17.5	17,630	51.4

Operating Expenses
Research and Development Expenses	(226)	(7,190)	(6.9)	(6,410)	(7.0)	(5,096)	(6.9)	(780)	12.2	(2,094)	41.1
General and Administrative Expenses	(92)	(2,931)	(2.8)	(2,472)	(2.6)	(2,881)	(3.8)	(459)	18.6	(50)	1.7
Sales and Marketing Expenses	(42)	(1,337)	(1.2)	(1,175)	(1.3)	(1,192)	(1.6)	(162)	13.6	(145)	12.1

Total Operating Expenses	(360)	(11,458)	(10.9)	(10,057)	(10.9)	(9,169)	(12.3)	(1,401)	13.9	(2,289)	25.0

Income from Operations	1,272	40,468	38.6	34,128	37.0	25,127	33.9	6,340	18.6	15,341	61.1

Non-Operating Income, Net	44	1,413	1.3	998	1.1	1,156	1.6	415	41.5	257	22.1
Equity in Earnings of Equity Method Investees, Net	17	529	0.5	177	0.2	106	0.1	352	198.8	423	400.3

Income before Income Tax	1,333	42,410	40.4	35,303	38.3	26,389	35.6	7,107	20.1	16,021	60.7

Income Tax Expenses	(61)	(1,943)	(1.8)	(1,478)	(1.6)	(1,943)	(2.7)	(465)	31.6	0	0.0

Net Income	1,272	40,467	38.6	33,825	36.7	24,446	32.9	6,642	19.6	16,021	65.5

Net Income Attributable to Minority Interests	(6)	(185)	(0.2)	(162)	(0.2)	(4)	—	(23)	13.6	(181)	4693.7

Net Income Attributable to Shareholders of the Parent	1,266	40,282	38.4	33,663	36.5	24,442	32.9	6,619	19.7	15,840	64.8

Earnings per Share — Diluted	$0.05	$1.55		$1.30		$0.94		$0.25	19.7	$0.61	65.0

Earnings per ADR — Diluted (2)	$0.24	$7.77		$6.49		$4.71		$1.28	19.7	$3.06	65.0

Weighted Average Outstanding Shares - Diluted (‘M) (3)		25,917		25,916		25,943
Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD31.813 for the second quarter of 2010.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 25,916M and 25,943M shares for 1Q10 and 2Q09 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Audited Consolidated Condensed Income Statements
For the Six Months Ended June 30, 2010 and 2009
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	For The Six Months Ended June 30
	2010			2009		YoY
	USD	NTD	%	NTD	%	Amount	%
Net Sales	$6,184	$197,149	100.0	$113,712	100.0	$83,437	73.4
Cost of Sales	(3,169)	(101,038)	(51.2)	(71,936)	(63.3)	(29,102)	40.5

Gross Profit	3,015	96,111	48.8	41,776	36.7	54,335	130.1

Operating Expenses
Research and Development Expenses	(427)	(13,600)	(6.9)	(8,825)	(7.8)	(4,775)	54.1
General and Administrative Expenses	(169)	(5,403)	(2.7)	(4,476)	(3.9)	(927)	20.7
Sales and Marketing Expenses	(79)	(2,512)	(1.4)	(2,139)	(1.8)	(373)	17.4

Total Operating Expenses	(675)	(21,515)	(11.0)	(15,440)	(13.5)	(6,075)	39.3

Income from Operations	2,340	74,596	37.8	26,336	23.2	48,260	183.2

Non-Operating Income, Net	76	2,411	1.2	1,508	1.3	903	59.8
Equity in Earnings (Losses) of Equity Method Investees, Net	22	706	0.4	(707)	(0.6)	1,413	(199.9)

Income before Income Tax	2,438	77,713	39.4	27,137	23.9	50,576	186.4

Income Tax Expenses	(107)	(3,421)	(1.7)	(1,204)	(1.1)	(2,217)	184.1

Net Income	2,331	74,292	37.7	25,933	22.8	48,359	186.5

Net Income Attributable to Minority Interests	(11)	(347)	(0.2)	68	0.1	(415)	(614.9)

Net Income Attributable to Shareholders of the Parent	2,320	73,945	37.5	26,001	22.9	47,944	184.4

Earnings per Share — Diluted	$0.09	$2.85		$1.00		$1.85	184.7

Earnings per ADR — Diluted (2)	$0.45	$14.27		$5.01		$9.26	184.7

Weighted Average Outstanding Shares - Diluted (‘M) (3)		25,917		25,944
Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 31.879 for the six months ended June 30, 2010.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 25,944M shares for the six months ended June 30, 2009 after the retroactive adjustment for stock dividends.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Statements of Cash Flows
For the Six Months Ended June 30, 2010, and for the Three Months Ended June 30, 2010, March 31, 2010 and June 30, 2009
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	Six Months 2010		2Q 2010	1Q 2010	2Q 2009
	(Audited)		(unaudited)	(unaudited)	(unaudited)
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income Attributable to Shareholders of the Parent	$2,320	$73,945	$40,282	$33,663	$24,442
Net Income Attributable to Minority Interest	11	347	185	162	4
Depreciation & Amortization	1,322	42,134	21,131	21,003	20,053
Deferred Income Tax	(27)	(856)	(138)	(718)	697
Equity in Earnings of Equity Method Investees, Net	(22)	(706)	(529)	(177)	(106)
Changes in Working Capital & Others	(625)	(19,904)	(12,005)	(7,899)	(20,566)

Net Cash Provided by Operating Activities	2,979	94,960	48,926	46,034	24,524

Cash Flows from Investing Activities:
Acquisitions of:
Marketable Financial Instruments	(1,143)	(36,435)	(10,577)	(25,858)	(968)
Investments Accounted for Using Equity Method	(196)	(6,242)	(13)	(6,229)	—
Property, Plant and Equipment	(3,101)	(98,857)	(52,721)	(46,136)	(7,415)
Financial Assets Carried at Cost	(54)	(1,723)	(1,612)	(111)	(48)
Proceeds from Disposal or Redemption of:
Marketable Financial Instruments	1,034	32,970	10,750	22,220	2,651
Property, Plant and Equipment	4	112	76	36	3
Financial Assets Carried at Cost	6	180	154	26	75
Others	(16)	(503)	(266)	(237)	(291)

Net Cash Used In Investing Activities	(3,466)	(110,498)	(54,209)	(56,289)	(5,993)

Cash Flows from Financing Activities:
Increase in Short-term Loans	567	18,083	17,765	318	—
Decrease in Guarantee Deposits	(4)	(128)	(38)	(90)	(86)
Proceeds from Exercise of Employee Stock Options	3	86	49	37	14
Others	(40)	(1,268)	(160)	(1,108)	(265)

Net Cash Provided by (Used in) Financing Activities	526	16,773	17,616	(843)	(337)

Net Increase (Decrease) in Cash and Cash Equivalents	39	1,235	12,333	(11,098)	18,194

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1)	(25)	353	(378)	(1,939)

Cash and Cash Equivalents at Beginning of Period	5,373	171,276	159,800	171,276	223,262

Cash and Cash Equivalents at End of Period	$5,411	$172,486	$172,486	$159,800	$239,517

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD31.879 for the six months ended June 30, 2010.

TSMC Property

TSMC

2010 Second Quarter Investor Conference

July 29, 2010

© 2010 TSMC, Ltd

Open Innovation Platform™

TSMC 2010 Second Quarter Investor Conference July 29, 2010

TSMC Property

Agenda

Open Innovation Platform™
© 2010 TSMC, Ltd

Agenda Welcome Elizabeth Sun 2Q10 Financial Results and 3Q10 Outlook Lora Ho CEO Comments Morris Chang Q&A Morris Chang / Lora Ho

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on April 15, 2010 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

2Q10 Financial Highlights

TSMC Property

(In NT billions except otherwise noted)	2Q10	2Q10 Guidance	1Q10 Actual	2Q09 Actual	QoQ	YoY
Net Sales	104.96	100 - 102	92.19	74.21	13.9%	41.4%
Gross Margin	49.5%	48% - 50%	47.9%	46.2%	+1.6 ppts	+3.3 ppts
Operating Margin	38.6%	36.5% - 38.5%	37.0%	33.9%	+1.6 ppts	+4.7 ppts
EPS - Diluted (NT$)	1.55		1.30	0.94	19.7%	65.0%
Free Cash Flow	-3.79		-0.11	17.10	NM	NM
ROE (%)	31.6%		26.3%	21.4%	+5.3 ppts	+10.2 ppts
Shipment (Kpcs, 8"-equiv. Wafer)	2,927		2,547	1,971	14.9%	48.5%
Average Exchange Rate--NTD/USD	31.81		31.96	33.10	-0.4%	-3.9%

* Total outstanding shares were 25,905mn units at 6/30/10

** ROE figures are annualized based on average equity attributable to shareholders of the parent.

© 2010 TSMC, Ltd

Open Innovation Platform™

2Q10 Financial Highlights

Income Statements

TSMC Property

(In NT billions except otherwise noted)	2Q10	1Q10	2Q09	QoQ	YoY
Net Sales	104.96	92.19	74.21	13.9%	41.4%
Gross Margin	**49.5%**	**47.9%**	**46.2%**	**+1.6 ppts**	**+3.3 ppts**
Operating Expenses	(11.46)	(10.06)	(9.17)	13.9%	25.0%
Operating Margin	**38.6%**	**37.0%**	**33.9%**	**+1.6 ppts**	**+4.7 ppts**
Non-Operating Items	1.41	1.00	1.15	41.5%	22.1%
Long-Term Investment Gains	0.53	0.18	0.11	198.8%	400.3%
Taxes	(1.94)	(1.48)	(1.94)	31.6%	0.0%
Net Income	40.28	33.66	24.44	19.7%	64.8%
Net Margin	**38.4%**	**36.5%**	**32.9%**	**+1.9 ppts**	**+5.5 ppts**
EPS (NT Dollar)	1.55	1.30	0.94	19.7%	65.0%

© 2010 TSMC, Ltd

Open Innovation Platform™

Income Statements

2Q10 Revenue by Applications

TSMC Property

Industrial/Others
15%
Consumer
15%
Computer
29%
Communications
41%

Communications
50.0
0.0
Revenue (NT$B)
QoQ +22%
1Q10
2Q10

Computer
50.0
0.0
Revenue (NT$B)
QoQ +1%
1Q10
2Q10

Consumer
50.0
0.0
Revenue (NT$B)
QoQ +26%
1Q10
2Q10

© 2010 TSMC, Ltd

Open Innovation Platform ™

2Q10 Revenue by Applications

2Q10 Revenue by Technology

0.25/0.35um
8%
0.5um+
3%
40nm
16%
0.15/0.18um
17%
0.11/0.13um
13%
90nm
16%
65nm
27%

65nm/40nm Revenue
Revenue (NT$B)
% of Sales (%)
50
45
40
35
30
25
20
15
10
5
0
50%
40%
30%
20%
10%
0%
1Q07
3Q07
1Q08
3Q08
1Q09
3Q09
1Q10
40nm Rev (NT$B)
65nm Rev (NT$B)
40/65nm combined as % of Sales

© 2010 TSMC, Ltd
TSMC Property
Open Innovation Platform™

2Q10 Revenue by Technology

Balance Sheets & Key Indices

TSMC Property

Selected Items from Balance Sheets (In NT billions excepted otherwise noted)	2Q10		1Q10		2Q09	
	Amount	%	Amount	%	Amount	%
Cash & Marketable Securities	206.54	30.3%	192.01	30.6%	246.77	42.0%
Accounts Receivable - Trade	48.06	7.1%	39.77	6.3%	33.38	5.7%
Inventory	24.80	3.6%	22.69	3.6%	18.97	3.2%
Long-Term Investment	**40.96**	**6.0%**	**39.76**	**6.3%**	**32.50**	**5.5%**
Net PP&E	**328.47**	**48.3%**	**299.63**	**47.8%**	**225.07**	**38.3%**
Total Assets	**680.78**	**100.0%**	**626.83**	**100.0%**	**587.54**	**100.0%**
Current Liabilities	**166.27**	**24.4%**	**78.18**	**12.5%**	**129.63**	**22.1%**
Long-Term Interest-bearing Debt	**12.35**	**1.8%**	**10.86**	**1.7%**	**14.58**	**2.5%**
Total Liabilities	**183.90**	**27.0%**	**94.52**	**15.1%**	**150.19**	**25.6%**
Total Shareholders' Equity	**496.87**	**73.0%**	**532.31**	**84.9%**	**437.35**	**74.4%**
Key Indices						
A/R Turnover Days	**39**		**38**		**30**	
Inventory Turnover Days	**45**		**45**		**42**	
Current Ratio (x)	**1.7**		**3.4**		**2.4**	
Asset Productivity (x)[(1)]	**1.3**		**1.3**		**1.3**	

© 2010 TSMC, Ltd

Open Innovation Platform™

Balance Sheets & Key Indices Asset productivity = Annualized net sales / Average net fixed assets. (1)

Cash Flows

TSMC Property

(In NT billions except otherwise noted)	2Q10	1Q10	2Q09
Beginning Balance	**159.80**	**171.28**	**223.26**
Cash from operating activities	48.93	46.03	24.52
Capital expenditures	(52.72)	(46.14)	(7.42)
Proceeds from short-term loans	17.76	0.32	0.00
Investments and others	(1.28)	(11.69)	(0.84)
Ending Balance	**172.49**	**159.80**	**239.52**
Free Cash Flow (1)	(3.79)	(0.11)	17.10

(1) Free cash flow = Operating cash flow – Capital expenditures.

© 2010 TSMC, Ltd

Open Innovation Platform™

Cash Flows Free cash flow = Operating cash flow - Capital expenditures. (1)

Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78. Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25. Installed Capacity 2010 Overall Capacity +14%; Advanced Capacity +36%

Capital Expenditures

TSMC Property

Note: 2010 CapEx was based on the weighted average exchange rate of NT$31.879 per US dollar.

© 2010 TSMC, Ltd
Open Innovation Platform™

Capital Expenditures

3Q10 Guidance Revenue to be between NT$109 billion and NT$111 billion, at a forecast exchange rate of 31.87 NT dollars to 1 US dollar Gross profit margin to be between 48% and 50% Operating profit margin to be between 36% and 38%

Recap of Recent Major Events TSMC Announces Automotive Qualified 0.25-Micron One-Time-Programmable IP ( 2010/06/30 ) TSMC Sets July 6th as Common Share Ex-dividend Date ( 2010/06/21 ) TSMC and Stion Sign Technology and Supply Agreement ( 2010/06/16 ) TSMC Shareholders Approve NT$3.0 Cash Dividend and Sets July 12 as Record Date for Common Share Dividends ( 2010/06/15 ) TSMC New Standard Cell Slim Library Reduces Logic Area 15% ( 2010/06/15 ) TSMC Extends Open Innovation Platform(tm) and Unveils Three Immediate Design Enablement Initiatives ( 2010/06/07 ) TSMC Announces 0.18-Micron Automotive Grade Embedded Flash IP ( 2010/05/27 ) TSMC Board of Directors Approved Capital Appropriations to Expand Capacity and the Full Conversion of TSMC's Common Shares into Paperless Form ( 2010/05/11 ) TSMC Ships 600,000 0.25-Micron Automotive-Qualified Embedded Flash Wafers ( 2010/04/21 ) TSMC Announces Move to 20nm Process ( 2010/04/14 ) TSMC Delivers Interoperable EDA Formats for Advanced Process Technologies ( 2010/04/07 ) * Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements

TSMC Property

http://www.tsmc.com
invest@tsmc.com

© 2010 TSMC, Ltd

Open Innovation Platform ™

http://www.tsmc.com invest@tsmc.com